June 11, 2014

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edward P. Bartz, Esq.

Re:	Capitala Finance Corp.

Registration Statement on Form N-2, as amended

File No. 333-193374

Dear Mr. Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Deutsche Bank Securities Inc., BB&T Capital Markets, a division of BB&T Securities, LLC, and Keefe, Bruyette & Woods, Inc., as the representatives of the several underwriters of the offering pursuant to the above-referenced Registration Statement on Form N-2, as amended (the “Registration Statement”), hereby join in the request of Capitala Finance Corp. that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective at 4:00 p.m. (Eastern time) on June 11, 2014 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution of the preliminary prospectus included in the Registration Statement filed with the Securities and Exchange Commission on June 11, 2014:

To Whom Distributed

Prospective underwriters, dealers, institutional investors and others

Number of copies

3,340

In connection with the preliminary prospectus distribution, we have been informed by the participating underwriters that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended. This acceleration request may be signed in counterparts.

Very truly yours,

Deutsche Bank Securities Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

Keefe, Bruyette & Woods, Inc.

As representatives of the several underwriters

By:	Deutsche Bank Securities Inc.

By	/s/ Anguel Zaprianov
Name: Anguel Zaprianov
Title: Managing Director

By	/s/ Adam Raucher
Name: Adam Raucher
Title: Director

By:	BB&T Capital Markets, a division of BB&T Securities, LLC

By	/s/ Michael L. Essex
Name: Michael L. Essex
Title: Managing Director

By:	Keefe, Bruyette & Woods, Inc.

By	/s/ Halle Benett
Name: Halle Benett
Title: Managing Director